SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELECOM ITALIA ANALYST & INVESTOR BRIEFING
2007 Results & Strategic Guidelines

TIM BRASIL

MARIO CESAR ARAUJO

TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Agenda

  2007 results highlights

  The Brazilian market context

  2008-10 Plan overview

  Targets for 2008-10

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Highlights 2007

TIM Brasil is positioned as leader in value in the Brazilian mobile market, by means of its:

  National presence
  Innovation in terms of Marketing and Technology
  Strong brand

In 2007, main results achieved were:

  Leadership in service revenues share (since 2006)
  Best value customer mix (postpaid segment) and ARPU above market average
  Top of Mind (four times in the last 5 years) and best preference index
  Positive Net Cash Flow and positive Net Income
  All 2007 targets achieved

In 2007, TIM Brasil decided to change through:

  Fixed line license acquisition: entrance in fixed and internet market
  Launch of a new business model targeting Low ARPU
  3G License acquisition

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Footprint of the major players 2007ye

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Leadership with profitability

BR GAAP

* Figure adjusted considering Bill & Keep elimination starting 01/01/06
**Restated local currency

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Achievement of all 2007 Targets

BR GAAP	2007 Actual	2007 Targets
Customers Portfolio	31,3	~29	✓
(Mln SIM)

M/S TIM Brasil on SIM	25.8%	~26%	✓

Revenues Growth - Organic*	14.6%	>10%	✓

EBITDA margin - Organic	23.1%	>23%	✓

Capex (Bln R$)	1.9	>2**	✓

Op. Free Cash Flow	761.7	Break Even	✓
(mln R$)		2007

* Figure adjusted considering Bill & Keep elimination starting 01/01/06
** Includes 3G and Wi-Max acquisitions

5

TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Agenda

  2007 results highlights

  The Brazilian market context

  2008-10 Plan overview

  Targets for 2008-10

6

TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Political and Economic Scenario

  PAC –investments approx. R$ 500 bln to R$ 900 bln between 2007 –2010.
  Lower interest rates producing a record bank lending, powering consumer spending
  Positive Trade Balance since 2001
  In January „08, Brazil became a net foreign creditor for the first time in history.

Source: Brazilian Central Bank, Abinee, BNDES

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Regulatory framework

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Competitive Scenario

Challenges ahead

•	TIM will no longer be the only national player
•	A 4th operator will start in São Paulo, 35% of Brazilian GDP
•	Mergers & Acquisitions will continue in 2008
• Oi and Brasil Telecom
• Telemig acquisition by VIVO and Amazonia by Oi.
•	Number portability
•	New mobile operator rules (SMP)
•	Launch of 3G
•	Handset subsidy

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Market Evolution

Source: Internal estimate
* Service revenues

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Mobile residual market in lower classes and broadband penetration

Source: IBGE (PNAD, 2006), CGI 2006, Consumer Market Sizing Research

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Agenda

  2007 results highlights

  The Brazilian market context

  2008-10 Plan overview

  Targets for 2008-10

12

TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

In 2008 TIM will continue to execute on the following strategy

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

3G: Wireless Broadband

  The PC market* in Brazil will grow +21.3% in 2008 reaching 12.9 mln units, of which 88.3% Desktops and 21.7% Laptops
  Brazil has the highest usage of internet per home user, 23 hours and 04 minutes per month **
  As of Sept 2007 Brazilian dial up internet home users totaled 7.1 mln

* IBOPE/Netratings –November 2007
** IDC 2007

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

Agenda

  2007 results highlights

  The Brazilian market context

  2008-10 Plan overview

  Targets for 2008-10

15

TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

TIM Brasil targets

BR GAAP	2007 Actual	2008 Targets	2010 Targets
Customer Portfolio (Mln SIM)	31.3	~37	~43

Mkt Share on SIM	25.8%	~26%	stable

Revenues Growth - Organic	14.6%*	> 12%	~8%
			(CAGR- 10) 07

EBITDA margin - Organic	23.1%	> 23%	~ 29%

CAPEX (Bln R$)	1.9	~3.6**	~ 7.2
			(Cum.-10) 08

* Growth considering Bill & Keep elimination starting 01/01/06
   Revenues growth reported: 22.7%
** Including 3G licenses (R$1.3 Bln)

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

  Back Up

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

CAPEX evolution breakdown

BR GAAP, Bln Reais

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TELECOM ITALIA ANALYST & INVESTOR BRIEFING 2007 Results & Strategic Guidelines	MARIO CESAR ARAUJO

TIM BRASIL

3G Licenses

•	Brazil's telecoms regulator Anatel, during the 2.100MHz 3G Auction, raised a total of 5.3 bln Reais (US$2.9 bln), representing an 86.7% premium over the bid base prices

•	TIM Brasil acquired 10+10 MHz for all areas, but for:
	•	Area III e IV, São Paulo Metropolitan area and North Region: TIM acquired 15+15 MHz

	•	Area VII, Cities of Minas Gerais State that are considered part of “TrianguloMineiro”: Despite not having acquired 2.100MHz license in this small area, TIM will be able to provide 3G services based on the current 850 MHz license

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 07, 2008	By:	/s/ Gianandrea Castelli Rivolta

Name: Gianandrea Castelli Rivolta
Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.